                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 10)


                                 ProLogis Trust
                                (Name of Issuer)


             Common Shares of Beneficial Interest, $0.01 par value
                         (Title of Class of Securities)


                                  743410 10 2
                     (CUSIP Number of Class of Securities)


                          Jeffrey A. Klopf, Secretary
                      Security Capital Group Incorporated
                               125 Lincoln Avenue
                          Santa Fe, New Mexico  87501
                                 (505) 982-9292
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 30, 1999
            (Date of Event which Requires Filing of this Statement)

CUSIP NO.: 743410 10 2
--------------------------------------------------------------------------------
(1)   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Security Capital Group Incorporated
      36-3692698
--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A)[_]
                                                                   (B)[_]
--------------------------------------------------------------------------------
(3)   SEC USE ONLY

--------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
(5)   CHECK BOX OF DISCLOSURE IF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)                                                    [_]
--------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      STATE OF MARYLAND
--------------------------------------------------------------------------------
        NUMBER OF         (7)  SOLE VOTING POWER
         SHARES                                  49,903,814
      BENEFICIALLY       -------------------------------------------------------
        OWNED BY          (8)  SHARED VOTING POWER
          EACH                                      0
        REPORTING        -------------------------------------------------------
       PERSON WITH        (9)  SOLE DISPOSITIVE POWER
                                                 49,903,814
                         -------------------------------------------------------
                          (10) SHARED DISPOSITIVE POWER
                                                    0
--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          49,903,814
--------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          30.96%
--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON
          10
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

     This Amendment No. 10 (this "Amendment") is being filed to a Schedule 13D dated March 10, 1994 and filed by Security Capital Group Incorporated, formerly known as Security Capital Realty Incorporated, a Maryland corporation ("GROUP"), SECAP Realty Incorporated, a Delaware corporation ("SECAP"), Security Capital Group Incorporated, a Delaware corporation ("Old GROUP"), and William D. Sanders, an individual, on March 11, 1994, and amended on August 16, 1994, September 28, 1994, October 7, 1994, August 24, 1995, September 30, 1995, August 21, 1996, September 26, 1997, April 30, 1997 and October 8, 1997 (as so amended, the "13D").

Item 1.  Security and Issuer.

     This Amendment relates to common shares of beneficial interest, $0.01 par value per share (the "Shares"), of ProLogis Trust, a Maryland real estate investment trust ("ProLogis"), the principal executive offices of which are at 14100 East 35th Place, Aurora, Colorado 80011.

Item 2.  Identity and Background.

     Item 2 is hereby amended and supplemented to add the following directors and/or executive officers of GROUP.

1.   (a)  Name: Hermann Buerger;
     (b) Business Address: c/o SC Group Incorporated, 7777 Market Center Avenue, El Paso, Texas 79912;
     (c)  Principal Employment: Executive Vice President, Commerzbank AG;
     (d) Mr. Buerger has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Buerger has not been subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship: Germany.

2.   (a)  Name: Thomas B. Allin;
     (b) Business Address: c/o SC Group Incorporated, 7777 Market Center Avenue, El Paso, Texas 79912;
     (c) Principal Employment: Managing Director, Security Capital Group Incorporated;
     (d) Mr. Allin has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Allin has not been subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship: United States.

3.   (a)  Name: Didier J. Cherpitel;
     (b) Business Address: c/o SC Group Incorporated, 7777 Market Center Avenue, El Paso, Texas 79912;
     (c) Principal Employment: Managing Director, Security Capital (UK) Management Limited;
     (d) Mr. Cherpitel has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Cherpitel has not been subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship: France.

4.   (a)  Name: Jeffrey A. Cozad;
     (b) Business Address: c/o SC Group Incorporated, 7777 Market Center Avenue, El Paso, Texas 79912;
     (c)  Principal Employment: Managing Director, Security Capital US Realty;
     (d) Mr. Cozad has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Cozad has not been subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship: United States.

5.   (a)  Name: Steven F. Dichter;
     (b) Business Address: c/o SC Group Incorporated, 7777 Market Center Avenue, El Paso, Texas 79912;
     (c) Principal Employment: Managing Director, Security Capital Global Strategic Group Incorporated;
     (d) Mr. Dichter has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Dichter has not been subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship: United States.

6.   (a)  Name: John H. Gardner, Jr.;
     (b) Business Address: c/o SC Group Incorporated, 7777 Market Center Avenue, El Paso, Texas 79912;
     (c) Principal Employment: Managing Director, Security Capital Global Capital Management Group Incorporated;
     (d) Mr. Gardner has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Gardner has not been subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship: United States.

7.   (a)  Name: C. Robert Heaton;
     (b) Business Address: c/o SC Group Incorporated, 7777 Market Center Avenue, El Paso, Texas 79912;
     (c) Principal Employment: Managing Director, Security Capital Group Incorporated;
     (d) Mr. Heaton has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Heaton has not been subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship: United States.

8.   (a)  Name: W. Joseph Houlihan;
     (b) Business Address: c/o SC Group Incorporated, 7777 Market Center Avenue, El Paso, Texas 79912;
     (c) Principal Employment: Managing Director, Security Capital EU Management Holdings S.A.;
     (d) Mr. Houlihan has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Houlihan has not been subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship: United States.

9.   (a)  Name: Jeff A. Jacobson;
     (b) Business Address: c/o SC Group Incorporated, 7777 Market Center Avenue, El Paso, Texas 79912;
     (c) Principal Employment: Managing Director, Security Capital Global Strategic Group Incorporated;
     (d) Mr. Jacobson has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Jacobson has not been subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship: United States.

10.  (a)  Name: Gordon S. Kerr;
     (b) Business Address: c/o SC Group Incorporated, 7777 Market Center Avenue, El Paso, Texas 79912;
     (c) Principal Employment: Managing Director, Security Capital Global Strategic Group Incorporated;
     (d) Mr. Kerr has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Kerr has not been subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship: United States.

11.  (a)  Name: Jeffrey A. Klopf;
     (b) Business Address: c/o SC Group Incorporated, 7777 Market Center Avenue, El Paso, Texas 79912;
     (c) Principal Employment: Senior Vice President, Security Capital Group Incorporated;
     (d) Mr. Klopf has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Klopf has not been subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship: United States.

12.  (a)  Name: Anthony R. Manno, Jr.;
     (b) Business Address: c/o SC Group Incorporated, 7777 Market Center Avenue, El Paso, Texas 79912;
     (c) Principal Employment: Managing Director, Security Capital Global Capital Management Group Incorporated;
     (d) Mr. Manno has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Manno has not been subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship: United States.

13.  (a)  Name: Todd W. Mansfield;
     (b) Business Address: c/o SC Group Incorporated, 7777 Market Center Avenue, El Paso, Texas 79912;
     (c) Principal Employment: Managing Director, Security Capital European Realty;
     (d) Mr. Mansfield has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Mansfield has not been subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship: United States.

14.  (a)  Name: Caroline S. McBride;
     (b) Business Address: c/o SC Group Incorporated, 7777 Market Center Avenue, El Paso, Texas 79912;
     (c) Principal Employment: Managing Director, Security Capital Global Strategic Group Incorporated;
     (d) Ms. McBride has not been convicted in a criminal proceeding during the last five years;
     (e) Ms. McBride has not been subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship: United States.

15.  (a)  Name: Daniel F. Miranda;
     (b) Business Address: c/o SC Group Incorporated, 7777 Market Center Avenue, El Paso, Texas 79912;
     (c) Principal Employment: Managing Director, Security Capital Global Capital Management Group Incorporated;
     (d) Mr. Miranda has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Miranda has not been subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship: United States.

16.  (a)  Name: A. Richard Moore;
     (b) Business Address: c/o SC Group Incorporated, 7777 Market Center Avenue, El Paso, Texas 79912;
     (c) Principal Employment: Managing Director, Security Capital Global Strategic Group Incorporated;
     (d) Mr. Moore has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Moore has not been subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship: United States.

17.  (a)  Name: Constance B. Moore;
     (b) Business Address: c/o SC Group Incorporated, 7777 Market Center Avenue, El Paso, Texas 79912;
     (c) Principal Employment: Managing Director, Security Capital Global Strategic Group Incorporated;
     (d) Ms. Moore has not been convicted in a criminal proceeding during the last five years;
     (e) Ms. Moore has not been subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship: United States.

18.  (a)  Name: Jeremy J. Plummer;
     (b) Business Address: c/o SC Group Incorporated, 7777 Market Center Avenue, El Paso, Texas 79912;
     (c) Principal Employment: Managing Director, Security Capital European Realty;
     (d) Mr. Plummer has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Plummer has not been subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship: United Kingdom.

19.  (a)  Name: Kenneth D. Statz;
     (b) Business Address: c/o SC Group Incorporated, 7777 Market Center Avenue, El Paso, Texas 79912;
     (c) Principal Employment: Managing Director, Security Capital Global Capital Management Group Incorporated;
     (d) Mr. Statz has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Statz has not been subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship: United States.

20.  (a)  Name: Donald E. Suter;
     (b) Business Address: c/o SC Group Incorporated, 7777 Market Center Avenue, El Paso, Texas 79912;
     (c) Principal Employment: Managing Director, Security Capital Markets Group Incorporated;
     (d) Mr. Suter has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Suter has not been subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship: United States.

21.  (a)  Name: James C. Swaim;
     (b) Business Address: c/o SC Group Incorporated, 7777 Market Center Avenue, El Paso, Texas 79912;
     (c) Principal Employment: Senior Vice President, Security Capital Group Incorporated;
     (d) Mr. Swaim has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Swaim has not been subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship: United States.

22.  (a)  Name: Paul E. Szurek;
     (b) Business Address: c/o SC Group Incorporated, 7777 Market Center Avenue, El Paso, Texas 79912;
     (c) Principal Employment: Chief Financial Officer, Security Capital Group Incorporated;
     (d) Mr. Szurek has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Szurek has not been subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship: United States.

23.  (a)  Name: Robert S. Underhill;
     (b) Business Address: c/o SC Group Incorporated, 7777 Market Center Avenue, El Paso, Texas 79912;
     (c) Principal Employment: Managing Director, Security Capital Global Strategic Group Incorporated;
     (d) Mr. Underhill has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Underhill has not been subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship: United States.

24.  (a)  Name: Jean-Francois van Hecke;
     (b) Business Address: c/o SC Group Incorporated, 7777 Market Center Avenue, El Paso, Texas 79912;
     (c) Principal Employment: Managing Director, Security Capital (U.K.) Management Limited;
     (d) Mr. van Hecke has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. van Hecke has not been subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship: Belgium.

25.  (a)  Name: Hai-Ou Yang;
     (b) Business Address: c/o SC Group Incorporated, 7777 Market Center Avenue, El Paso, Texas 79912;
     (c) Principal Employment: Managing Director, Security Capital Global Strategic Group Incorporated;
     (d) Mr. Yang has not been convicted in a criminal proceeding during the last five years;
     (e) Mr. Yang has not been subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the last five years;
     (f)  Citizenship: United States.

Item 5.   Interest in Securities of Issuer.

     Item 5 of the 13D is hereby amended and supplemented as follows:

     (a),(b) Effective March 30, 1999, Meridian Industrial Trust, Inc. ("Meridian") merged with and into ProLogis with ProLogis being the surviving entity in the merger. In the merger, ProLogis issued approximately 37.4 million Shares. As a result of such issuance, GROUP's beneficial ownership of Shares decreased from approximately 40.3% to approximately 30.96%.

     The following table sets forth the beneficial ownership of Shares for each person named in Item 2. Unless otherwise indicated in the footnotes, each such person has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such Shares.

                                              Number of Shares     Percent of
                 Person                      Beneficially Owned    All Shares
                 ------                      ------------------    ----------

Security Capital Group Incorporated (1)...         49,903,814(1)        30.96%

C. Ronald Blankenship.....................                594(2)            *

Samuel W. Bodman..........................             32,308(3)            *

Hermann Buerger...........................                  0               *

John P. Frazee, Jr........................              7,799(4)            *

Cyrus F. Freidheim, Jr....................              9,958               *

H. Laurance Fuller........................              2,846(5)            *

Ray L. Hunt...............................            160,135(6)            *

John T. Kelley, III.......................             90,771(7)            *

William D. Sanders........................              2,740(8)            *

Peter S. Willmott.........................                  6(9)            *

Thomas B. Allin...........................                  0               *

Didier J. Cherpitel.......................                  0               *

Jeffrey A. Cozad..........................              3,133(10)           *

Steven F. Dichter.........................                200               *

John H. Gardner, Jr.......................                  0               *

C. Robert Heaton..........................                  0               *

W. Joseph Houlihan........................                  0               *

Jeff A. Jacobson..........................                  0               *

Gordon S. Kerr............................                  0               *

Jeffrey A. Klopf..........................              1,522(11)           *

Anthony R. Manno, Jr......................                  0               *

Todd W. Mansfield.........................                  0               *

Caroline S. McBride.......................                  0               *

Daniel F. Miranda.........................                  0               *

A. Richard Moore..........................                  0               *

Constance B. Moore........................                  0               *

Jeremy J. Plummer.........................                  0               *

Kenneth D. Statz..........................                  0               *

                                              Number of Shares     Percent of
                 Person                      Beneficially Owned    All Shares
                 ------                      ------------------    ----------

Donald E. Suter...........................                  0               *

James C. Swaim............................                  0               *

Paul E. Szurek............................                  0               *

Robert S. Underhill.......................                  0               *

Jean-Francois van Hecke...................                  0               *

Thomas G. Wattles.........................             26,373(12)           *

Hai-Ou Yang...............................                  0               *

____________________
*    Less than 1%

(1) These shares are owned of record by SC Realty Incorporated, a wholly owned subsidiary of GROUP.
(2)  Includes 111 shares owned by Mr. Blankenship's child.
(3) Shares are owned by the Bodman Foundation, a charitable trust for which Mr. Bodman is trustee and in which Mr. Bodman disclaims any beneficial interest.
(4) Includes 6 shares held by Mr. Frazee's children and 2 shares held by his wife.
(5)  Includes 402 shares owned by Mr. Fuller's wife.
(6) Includes 6,343 shares held by family trust for which Mr. Hunt is trustee, 3,801 shares for which Mr. Hunt shares beneficial ownership pursuant to powers of attorney, 146,192 shares held by a family limited partnership of which a corporation that Mr. Hunt owns is the general partner, and 2,532 shares held by corporations owned directly by Mr. Hunt or by trusts of which he is the trustee.
     Excludes 1,269 shares owned by Mr. Hunt's wife as separate property, as to which Mr. Hunt disclaims beneficial ownership.
(7)  Includes 88,833 shares held in trust for which Mr. Kelley is trustee.
(8) Includes 2,275 shares held by Mr. Sanders' family partnership and 455 shares held by Mr. Sanders' wife and children. On February 16, 1999, Mr. Sanders sold 33,516 Shares at a price of $19.3396 per Share; on February 16, 1999, a partnership controlled by Mr. Sanders sold 22,666 Shares at a price of $19.4202 per Share; on February 17, 1999, Mr. Sanders sold 106,400 Shares at a price of $19.2189; on March 18, 1999, Mr. Sanders sold 39,600 Shares at a price of $18.6722 per Share; and on March 22, 1999, a partnership controlled by Mr. Sanders sold 80,731 Shares at a price of $19.9807 per Share.
(9) Four shares held by Mr. Willmott's children and two share held by Mr. Willmott's wife.
(10) Shares are held in three Trust accounts for which Mr. Cozad is Trustee.
(11) Mr. Klopf's shares are held in an IRA account.
(12) Includes 5.9 shares held by Mr. Wattles' wife, 2,212.95 shares owned by Mr. Wattles, Wattles' children, and 7,424 shares held in an IRA account.

     (c) No transactions in Shares were effected in the past sixty days by the persons listed in the above table, except as indicated in the footnotes to the table.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 26, 1999



                              SECURITY CAPITAL GROUP INCORPORATED


                              By:    /s/ Jeffrey A. Klopf
                                    ---------------------
                                    Jeffrey A. Klopf
                                    Secretary